SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: January 29, 2007

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Completion of Warrant Exercise Tender Offer

On January 26, 2007, Navios completed its tender offer for the exercise of its publicly traded warrants and on January 29, 2007, filed an Amendment No. 1 to its Schedule TO with respect to such tender offer, reflecting the results of such tender offer. Also on January 29, 2007, the Company issued a press release announcing the completion and results of the tender offer. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936 and 333-129382.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: January 29, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated January 29, 2007.